Exhibit 99.1

Sibanye Gold Limited
MARKET RELEASE	Reg. 2002/031431/06

Westonaria, 3 February 2017	Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

Sibanye operating and strategic update for the six months ended 31 December 2016

•                                          Gold production in line with H1 2016

•                                          Average underground gold grade increased by 4% year-on-year

•                                          Kroondal, Mimosa and Platinum Mile beat guidance on PGM production and costs

•                                          Operational turnaround at the Rustenburg operations

•                                          Good progress has been made regarding the proposed acquisition of Stillwater Mining Company Limited (“Stillwater”)

•                                          Successful syndication of Stillwater bridge financing — oversubscribed by more than US$1 billion

OPERATING UPDATE

Gold Division

Sibanye’s Gold Division produced approximately 23,800kg (765,000oz) of gold for the six months ended 31 December 2016. This is similar to the amount produced during the six months ended 30 June 2016, but is 7% lower than the comparable period in 2015. The year-on-year decline in production is primarily due to the closure of the Cooke 4 shaft during the period and a number of power outages due to severe thunderstorm activity that occurred during the last quarter. Gold production for the full year of approximately 47,000kg (1.5Moz) 2016 was approximately 2% lower than guidance.

Targeted mineral reserve management and limited mining below cut-off grades, resulted in the average underground grade increasing by 4% year-on-year to 5.31g/t. An increased focus on fragmentation and cleaning practices, resulted in the average Mine Call Factor increasing by 2% to 81%.

The Gold Division maintained its development rates during 2016, and as a result, has ended the year with an increase in developed ore reserve to 20 months, compared with 19 months in 2015.

All-in Sustaining Costs (“AISC”) for the six months ended 31 December 2016 will be approximately R452,000/kg (US$1,007/oz), lower than forecast AISC of R460,000/kg as a result of good cost controls. All-in Costs (“AIC”) will be approximately R475,000/kg (US$1,005/oz).

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Chris Chadwick* Robert Chan* Timothy Cumming*

Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Jiyu Yuan*

Cain Farrel (Corporate Secretary) (*Non-Executive)

www.sibanyegold.co.za

The gold price received of approximately R569,000/kg (US$1,268/oz)for the six months ended 31 December 2016 was 6% lower than for the six months ended 30 June 2016, primarily due to a 9% stronger average exchange rate of R13.97/US$, which offset a 4% increase in the average dollar gold price.

Platinum Division

The Platinum Division delivered a solid operating result, with attributable platinum group metal (“PGM”) production amounting to approximately 230,000oz (4E) for the December 2016 quarter, which now includes two months from the Rustenburg operations. For the six months ended 31 December 2016, attributable production from Kroondal and Mimosa was approximately 118,000oz (4E) and62,000oz (4E) respectively.

It is particularly pleasing to note the operational turnaround achieved at the Rustenburg operations during the fourth quarter, following a challenging first 9 months of 2016. The Rustenburg Operations produced approximately 210,000oz (4E) for the full December 2016 quarter, an improvement of 7% from the previous quarter and 9% more than for the comparable quarter in 2015. Attributable production from the Rustenburg Operations for November 2016 and December 2016, was approximately 138,000oz (4E), which is in line with our expectations.

Attributable PGM production of approximately 95,000oz (4E) from Kroondal, Mimosa and Platinum Mile, again beat guidance of 88,000oz (4E) for the December 2016 quarter. The solid operational performance at Kroondal enabled sufficient stockpiles to be built to allow milling to continue uninterrupted throughout the annual 11 day Christmas break, for the first time in four years.

Cash operating costs for the Platinum Division, excluding the Rustenburg Operations, were approximately R9,200/4Eoz (US$675/4Eoz) for the December 2016 quarter, below the forecast of R9,700/4Eoz (US$690/4Eoz). Costs at Kroondal and Mimosa substantially beat the original guidance provided, due to operational outperformance and good cost control. Cash operating costs, including the Rustenburg Operations, are approximately R10,600/4Eoz (US$770/4Eoz) with the Rustenburg Operations averaging approximately R11,500/4Eoz (US$835/4Eoz) for November 2016 and December 2016. These unit costs are consistent with our expectations and highlight the necessity and importance of realising the operating and cost synergies identified during the Rustenburg due diligence to ensure sustainability of the Rustenburg Operations.

A further operational benefit at Rustenburg has been the sustained increase in chrome production following the successful commissioning of the inter-stage plant in February 2016, with enhanced steady-state yields achieved from September 2016. Chrome production for the two months was approximately 75,000t. The improved production volumes, combined with the recent increase in chrome prices, has significantly added to the margins achieved at the Rustenburg operations.

Following the ongoing integration of the Aquarius operations, the integration of the Rustenburg operations is underway and implementation is according to schedule. The Group has previously highlighted that it expects to realise operational synergies of approximately R800 million per annum from the combined Aquarius and Rustenburg operations. While this is anticipated to be achieved over a three year period, the first steps in realising these synergies have begun. A Section 189 process at the Platinum Division was announced on 26 January 2017. Short term mine plans are currently being reviewed and optimised, with specific consideration of the operational efficiencies that can be obtained through the “dropping of mine boundaries” between the Kroondal and Rustenburg mines and shared overhead infrastructure.

Capital Expenditure

Capital expenditure for the period under review was approximately R2.4 billion, while total capital spent for 2016 was approximately R4.2 billion. This was inclusive of growth capital expenditure for the year of approximately R750 million.

The consensus outlook for precious metal prices in the near term, particularly in rand terms, is subdued, with the rand remaining surprisingly resilient.  Further, sustained strength of the rand will impact on South African mining industry operating margins, including those of Sibanye’s South African Gold and Platinum Divisions. In light of these factors and the likely impact on cash flow, management is re-evaluating its current growth capital expenditure plans. This includes reviewing the planned 2017 capital profile at the UG2 project at Rustenburg, the Burnstone project and the West Rand Tailings Retreatment Project (“WRTRP”). Certain projects may be deferred or placed on care and maintenance until commodity prices sustainably improve, and/or exchange rate volatility has subsided.

STRATEGIC UPDATE — STILLWATER TRANSACTION

Good progress has been made regarding the proposed acquisition of Stillwater, which was announced on 9 December 2016 (the “Transaction”). The acquisition of this Tier 1, low cost PGM producer is expected to enhance Sibanye’s asset base and create a globally competitive South African mining champion.

In addition to expanding Sibanye’s portfolio with high-grade reserves that currently support over 25 years of mine life, Stillwater also offers near-term, low-cost organic growth through the Blitz Project, medium term growth through the Lower East Boulder project and longer term opportunities through the substantial unmined strike extensions of the current operations.

The world class downstream processing facilities will provide Sibanye with a mine-to-market PGM business and a steady state recycling operation that has consistent margins and strategic insight into the PGM markets. Ultimately, this Transaction will attractively position Sibanye’s Platinum Division on the global cost curve, enhancing our ability to sustain and pay industry-leading dividends.

Despite the sustained US Dollar strength during 2016, the palladium price has continued its upward trajectory from approximately US$500/oz in January 2016 to over US$700/oz in January 2017. Stillwater’s PGM Reserves comprise approximately 78% palladium.

Post the Transaction announcement, Sibanye management were well received in Billings, Montana, where they met Stillwater management, employees, organised labour representatives and local community groups.

An initial marketing roadshow to shareholders was also undertaken during December 2016, and feedback to date has reflected general support for the Transaction. Sibanye management have also noted feedback that shareholders prefer to minimise the financial leverage associated with the Transaction with certain shareholders expressing support for an increased equity issue.

Financing

The initial financing for the Transaction comprising US$2.65 billion of bridge facilities (the “Facilities”), was initially provided by Citi and HSBC.  The syndication of the Facilities was launched in early January 2017 and was oversubscribed by more than US$1 billion.  The Facilities were structured with three tranches including Facility A comprising a $750m bridge-to-equity (which will be repaid following a planned rights offering), Facility B comprising a $300m bridge-to-cash and Facility C comprising a $1,600m bridge-to-debt capital markets. Syndication raised over US$3 billion of commitments into the syndicated US$1.9 billion combined B and C Facilities, across a final syndicate of 16 banks.  The syndication attracted strong interest from banks with existing relationships with Sibanye, as well as a number of new international banks, which we believe reflects confidence in Sibanye’s operational and financial strategy.

Pending approval by shareholders, refinancing of the bridge loan is expected to begin soon after the general meeting to approve the Transaction (“General Meeting”), which is anticipated to be held in April 2017. Longer term financing is expected to comprise an equity portion, and debt in the form of corporate bonds.

At the time of the initial Transaction announcement, Sibanye expressed its intention to raise a between a minimum of US$750 million and US$1 billion dollars in the equity capital markets. Taking into account the current strong rand environment, spot precious metals prices, and in response to feedback from certain shareholders regarding the impact of these on the ability of the Company to achieve a more desirable financial leverage ratio, Sibanye is considering increasing the size of the equity component of the Stillwater financing package up to US$1.3 billion. While the amount is still to be finalised and is subject to then prevailing market conditions, exchange rates, commodity prices and further engagement with our shareholders, Sibanye believes that increasing the equity component would be prudent in the current strong rand environment, allowing the Company to maintain a strong balance sheet.

Regulatory and other approvals

Applications for various regulatory approvals for the Transaction have been submitted on schedule, with US anti-trust conditions already satisfied (announced on 19 January 2017). Shareholders will be appraised of further approvals as they are received.

The implementation of the Transaction is, among other requirements, both subject to and conditional on Sibanye shareholder approval of the Transaction (majority of votes cast) and for the issuance of Sibanye shares in the context of a potential rights issue (75% of votes cast).  These approvals will be obtained in a shareholders’ general meeting convened in accordance with Sibanye’s memorandum of incorporation and the JSE Listings Requirements. In addition, Stillwater shareholder approval (majority of votes outstanding) of the Transaction is to be obtained.

Updated presentation available

An updated Investor presentation is available on the website at https://www.sibanyegold.co.za/investors/events/presentations/2017 which management will be referring to in upcoming meetings and interviews.

CONTACT

James Wellsted

SVP Investor Relations

Sibanye Gold Limited

+27 83 453 4014

james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This announcement does not constitute the solicitation of any vote, proxy or approval. In connection with the proposed Transaction, Sibanye intends to post to its shareholders a JSE Limited (“JSE”) Category 1 circular subject to the approval of the circular by the JSE and Stillwater has filed with the Securities and Exchange Commission (the “SEC”) relevant materials, including a proxy statement. The JSE Category 1 circular and other relevant documents will be sent or otherwise disseminated to Sibanye’s shareholders and will contain important information about the proposed Transaction and related matters. SHAREHOLDERS OF SIBANYE ARE ADVISED TO READ THE JSE CATEGORY 1 CIRUCLAR AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement and other relevant documents will be sent or otherwise disseminated to Stillwater’s shareholders and will contain important information about the proposed Transaction and related matters. SHAREHOLDERS OF STILLWATER ARE ADVISED TO READ THE PROXY STATEMENT THAT HAS BEEN FILED AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. When available, Sibanye shareholders may obtain free copies of the JSE Category 1 circular by going to Sibanye’s website at www.sibanye.co.za. The proxy statement and other relevant documents may also be obtained, free of charge, on the SEC’s website (http://www.sec.gov). Stillwater shareholders may obtain free copies of the proxy statement from Stillwater by going to Stillwater’s website at www.stillwatermining.com.

PARTICIPANTS IN THE SOLICITATION

Sibanye, Stillwater and their respective directors and officers may be deemed participants in the solicitation of proxies of Sibanye’s and Stillwater’s respective shareholders in connection with the proposed Transaction. Sibanye’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sibanye in Sibanye’s Annual Report on Form 20-F, for the fiscal year ended 31 December 2015, which was filed with the SEC on 21 March 2016. Stillwater’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Stillwater in Stillwater’s Annual Report on Form 10-K for the fiscal year ended 31 December 2015, which was filed with the SEC on 22 February 2016. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Transaction is included in the proxy statement that Stillwater has filed with the SEC.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction. Any securities referred to herein have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements.

FORWARD-LOOKING STATEMENTS

This announcement includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “would”, “expect”, “anticipate”, “plans”, “potential”, “can”, “may” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements, including, among others, those relating to Sibanye’s future business prospects, revenues and income, expected timings of the transactions (including completion), potential transaction benefits (including statements regarding growth, cost savings and benefits from and access to international financing), PGM pricing expectations, levels of output, supply and demand, information related to the Blitz Project, estimations or expectations of enterprise value, EBTIDA and net asset values, wherever they may occur in this announcement, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this announcement. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye’s estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; the ability of Sibanye to successfully integrate acquired businesses and operations (whether in the gold mining business or otherwise) into its existing businesses; Sibanye’s or Stillwater’s ability to complete the proposed transaction; the inability to complete the proposed transaction due to failure to obtain approval of the shareholders of Sibanye or Stillwater or other conditions in the merger agreement; Sibanye’s ability to achieve anticipated efficiencies and other cost savings in connection with the transaction; the success of Sibanye’s business strategy and any changes thereto, exploration and development activities; the ability of Sibanye to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; Sibanye’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans’ in its management positions; failure of Sibanye’s information technology and communications systems; the adequacy of Sibanye’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations; and the impact of HIV, tuberculosis and other contagious diseases. Further details of potential risks and uncertainties affecting Sibanye are described in Sibanye’s filings with the JSE and the SEC, including in Sibanye’s Annual Report on Form 20-F, for the fiscal year ended 31 December 2015 and the Integrated Annual Report 2015. These forward-looking statements speak only as of the date of this announcement.

Neither Sibanye nor Stillwater undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

ENDS